SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549

                        SCHEDULE 13D

 Under the Securities Exchange Act of 1934 (Amendment No. 1)


         FRANKLIN ADVANTAGE REAL ESTATE INCOME FUND
                      (NAME OF ISSUER)


                    Series A Common Stock
               (TITLE OF CLASS OF SECURITIES)


                          35242A101
                       (CUSIP Number)


                      Leslie M. Kratter
                  Franklin Resources, Inc.
                  777 Mariners Island Blvd.
                 San Mateo, California 94404
                       (415) 312-4018
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)


                         May 7, 1996
   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


















1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.
    13-2670991


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)[ ]
                                                      (b)[X]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS

    OO


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


 ............................................................
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  SOLE VOTING POWER

    Franklin Resources, Inc. -0- Series A Common 0%
    Franklin Properties, Inc. -0- Series B Common 0%
     (a wholly owned subsidiary of Franklin Resources, Inc.)


8.  SHARED VOTING POWER

    -0-


9.  SOLE DISPOSITIVE POWER

    Franklin Resources, Inc. -0- Series A Common
    Franklin Properties, Inc. -0- Series B Common
     (a wholly owned subsidiary of Franklin Resources, Inc.)

10.  SHARED DISPOSITIVE POWER

     -0-

 ............................................................

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     -0-





12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES                                      [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0% (Including Series A Common and Series B Common)


14.  TYPE OF REPORTING PERSON

     Franklin Resources, Inc.         HC; CO


This Schedule 13D is being filed to report the cancellation of shares of Series A Common Stock of Franklin Advantage
Real Estate Income Fund ("Advantage") as a result of the merger of Advantage and Franklin Real Estate Income Fund into Franklin Select Real Estate Income Fund ("Select") consummated on May 7, 1996. A separate Schedule 13D has been filed to report ownership in Select.

Prior to the Merger, Franklin Resources, Inc. ("FRI") was the beneficial owner of 1,404,500 shares of Series A Common
Stock of Advantage.   In connection with the Merger, such
shares were converted into 1,685,400 shares of Select Series
A Common.

Prior to the Merger, Advantage had Series B Common Stock outstanding all of which Series B shares had equal voting rights with the Series A Common Stock of Advantage. The
Series B shares were held by Franklin Properties, Inc.
("FPI"), a wholly owned subsidiary of FRI. None of such Series B shares was registered under Section 12 of the Securities Exchange Act of 1934. Franklin Resources, Inc.
disclaimed any beneficial interest in such shares. In connection with the Merger, the 124,240 Series B shares of Advantage held by FPI were converted into 149,088 shares of Select.


Item 1. Security and Issuer

        Title and Class of the Issuers Equity Securities:

        Series A Common Stock

        Name and Address of the Principal Executive Office of the Issuer:

        Franklin Advantage Real Estate Income Fund
        P. O. Box 7777
        San Mateo, California 94403-7777

Item 2. Identity and Background

        (a) Name:

        Franklin Resources, Inc.

        (b) State of Organization:

        Delaware




        (c) Principal Business:

        A diversified financial services organization whose primary business is providing, through operating subsidiaries, management, administrative, and distribution services to the mutual funds comprising the Franklin/Templeton Group of Funds, managed accounts and other investment products.

Franklin Properties, Inc. is the wholly owned subsidiary of Franklin Resources, Inc. Prior to the Merger, Franklin
Properties, Inc. provided real estate advisory services and management to Franklin Advantage Real Estate Income Fund under an advisory agreement which was renewable annually.
In addition, prior to the Merger, Continental Property
Management Co., Inc., a California corporation and an indirect wholly owned subsidiary of Franklin Resources, Inc., provided property management services to the property owned by Franklin Advantage Real Estate Income Fund, pursuant to a property management agreement.

        Address of Principal Business/Principal Office:

        Franklin Resources, Inc.
        777 Mariners Island Blvd.
        San Mateo, CA 94404

        (d) Criminal Convictions:

        None

        (e) Civil Proceedings:

        None


Item 2. Identity and Background

        (a) Name:

            Jennifer J. Bolt

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Vice President,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
            Administration for Franklin/Templeton Group of Funds, managed accounts and other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None


        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Harmon E. Burns

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Executive Vice President/Secretary/Director,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
            Administration for Franklin/Templeton Group of Funds, managed accounts and other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Kenneth V. Domingues

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Senior Vice President,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton Group of Funds, managed accounts and other investment products.



        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Martin L. Flanagan

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Senior Vice President/Treasurer/Chief
            Financial Officer,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton Group of Funds, managed accounts and other investment products.


        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Loretta Fry

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404



        (c) Present principal occupation or employment:

            Vice President,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton Group of Funds, managed accounts and other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States

Item 2. Identity and Background

        (a) Name:

            Deborah R. Gatzek

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Senior Vice President,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton Group of Funds, managed accounts and other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States









Item 2. Identity and Background

        (a) Name:

            Judson R. Grosvenor

        (b) Residence or business address:

            14 Sawgrass Ct.
            Las Vegas, Nevada 89113-1324

        (c) Present principal occupation or employment:

            Director of Franklin Resources, Inc.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            F. Warren Hellman

        (b) Residence or business address:

            Hellman & Friedman
            One Maritime Plaza, 12th Flr.
            San Francisco, California 94111

        (c) Present principal occupation or employment:

            Director of Franklin Resources, Inc.
            Partner,
            Hellman & Friedman
            One Maritime Plaza, 12th Flr.
            San Francisco, California 94111,
            Private Equity Investments

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States




Item 2. Identity and Background

        (a) Name:

            Donna Ikeda

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Vice President,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton Group of Funds, managed accounts and other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Charles B. Johnson

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            President/Chief Executive Officer/Director, and Principal Shareholder,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton Group of Funds, managed accounts and other investment products.

        (d) Criminal Convictions:

            None



        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Charles E. Johnson

        (b) Residence or business address:

            Templeton Worldwide, Inc.
            500 E. Broward, Suite 2100
            Ft. Lauderdale, Florida 33394-3091

        (c) Present principal occupation or employment:

            Senior Vice President/Director,
            Franklin Resources, Inc.
            President,
            Templeton Worldwide, Inc.
            500 E. Broward, Suite 2100
            Ft. Lauderdale, Florida 33394-3091,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton Group of Funds, managed accounts and other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Gregory E. Johnson

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404







        (c) Present principal occupation or employment:

            Vice President,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton Group of Funds, managed accounts and other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Rupert H. Johnson, Jr.

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Executive Vice President/Director, and Principal
            Shareholder,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton Group of Funds, managed accounts and other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States







Item 2. Identity and Background

        (a) Name:

            Gordon Jones

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Vice President,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton Group of Funds, managed accounts and other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Harry O. Kline

        (b) Residence or business address:

            6501 Red Hook Plaza, #201
            St. Thomas, VI 00802

        (c) Present principal occupation or employment:

            Director of Franklin Resources, Inc.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Leslie M. Kratter

        (b) Residence or business address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Present principal occupation or employment:

            Vice President/Assistant Secretary,
            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton Group of Funds, managed accounts and other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            William J. Lippman

        (b) Residence or business address:

            Franklin Advisers, Inc.
            One Parker Plaza, 16th Flr.
            Fort Lee, New Jersey 07024

        (c) Present principal occupation or employment:

            Senior Vice President,
            Franklin Resources, Inc.
            Senior Vice President,
            Franklin Advisers, Inc.
            One Parker Plaza, 16th Flr.
            Fort Lee, New Jersey 07024,
            Holding Company-Investment Management and
             Administration for Franklin/Templeton Group of Funds, managed accounts and other investment products.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Peter M. Sacerdote

        (b) Residence or business address:

            Goldman, Sachs & Co.
            85 Broad Street
            New York, New York 10004

        (c) Present principal occupation or employment:

            Director of Franklin Resources, Inc.
            Limited Partner/Chairperson of Investment
            Committee,
            Goldman, Sachs Group, L.P.
            85 Broad Street
            New York, New York 10004,
            Investment banking

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 2. Identity and Background

        (a) Name:

            Louis E. Woodworth

        (b) Residence or business address:

            1505 7th Ave. West
            Seattle, Washington 98119

        (c) Present principal occupation or employment:

            Director,
            Franklin Resources, Inc.
            Private Investor/President, Alpine Corp.,
            1505 7th Ave. West
            Seattle, Washington 98119


        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

        (f) Citizenship:

            United States


Item 3. Source and Amount of Funds or Other Consideration

OO


Item 4. Purpose of Transaction

This Schedule 13D is being filed to report the cancellation of shares of Series A Common Stock of Franklin Advantage
Real Estate Income Fund ("Advantage") as a result of the merger of Advantage and Franklin Real Estate Income Fund into Franklin Select Real Estate Income Fund ("Select") consummated on May 7, 1996. A separate Schedule 13D has been filed to report ownership in Select.

Prior to the Merger, Franklin Resources, Inc. ("FRI") was the beneficial owner of 1,404,500 shares of Series A Common
Stock of Advantage.   In connection with the Merger, such
shares were converted into 1,685,400 shares of Select Series
A Common.

Prior to the Merger, Advantage had Series B Common Stock outstanding all of which Series B shares had equal voting rights with the Series A Common Stock of Advantage. The
Series B shares were held by Franklin Properties, Inc.
("FPI"), a wholly owned subsidiary of FRI. None of such Series B shares was registered under Section 12 of the Securities Exchange Act of 1934. Franklin Resources, Inc.
disclaimed any beneficial interest in such shares. In connection with the Merger, the 124,240 Series B shares of Advantage held by FPI were converted into 149,088 shares of Select.


Item 5. Interest in Securities of the Issuer

This Schedule 13D is being filed to report the cancellation of shares of Series A Common Stock of Franklin Advantage
Real Estate Income Fund ("Advantage") as a result of the merger of Advantage and Franklin Real Estate Income Fund into Franklin Select Real Estate Income Fund ("Select") consummated on May 7, 1996. A separate Schedule 13D has been filed to report ownership in Select.

Prior to the Merger, Franklin Resources, Inc. ("FRI") was the beneficial owner of 1,404,500 shares of Series A Common
Stock of Advantage.   In connection with the Merger, such
shares were converted into 1,685,400 shares of Select Series
A Common.

Prior to the Merger, Advantage had Series B Common Stock outstanding all of which Series B shares had equal voting rights with the Series A Common Stock of Advantage. The
Series B shares were held by Franklin Properties, Inc.
("FPI"), a wholly owned subsidiary of FRI. None of such Series B shares was registered under Section 12 of the Securities
Exchange Act of 1934. Franklin Resources, Inc. disclaimed any beneficial interest in such shares. In connection with the Merger, the 124,240 Series B shares of Advantage held by FPI were converted into 149,088 shares of Select.


Item 6. Contracts, Arrangements, Understandings, or
        Relationships with Respect to Securities of the Issuer


Franklin Properties, Inc., a wholly owned subsidiary of Franklin Resources, Inc., provided real estate advisory services and management to the Issuer under an advisory agreement which was renewable annually. Continental Property Management Co., Inc., an indirect wholly owned subsidiary of Franklin Resources, Inc., provided property management services to the real property owned by the Issuer pursuant to a property management agreement.

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Franklin Resources, Inc. and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, lease or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Materials to be Filed as Exhibits

        None




                          Signature

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


May 16, 1996               FRANKLIN RESOURCES, INC.


S\LESLIE M. KRATTER
Signature

Leslie M. Kratter
Vice President
Name/Title

Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries and Charles B. Johnson and Rupert H. Johnson, Jr. (principal shareholders of Franklin Resources, Inc.) are of the view that they are not active as a "group" for purposes of Section 13(d) under the Securities and Exchange Act of 1934 ("1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities under Rule 13 d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries and those of Charles B. Johnson and Rupert H. Johnson, Jr. need not be aggregated for purposes of Section 13(d).